                                                FILED PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION STATEMENT NO. 333-61127



                        SUPPLEMENT TO AGRIBIOTECH, INC.
                       PROSPECTUS DATED AUGUST 14, 1998
                         AS PREVIOUSLY SUPPLEMENTED ON
                     SEPTEMBER 2, 1998, SEPTEMBER 4, 1998
                    OCTOBER 15, 1998 AND NOVEMBER 13, 1998

                                850,000 Shares
                           _________________________

     On December 4 and 7, 1998, AgriBioTech, Inc. (the "Company") entered into Securities Purchase Agreements to sell a total of 850,000 shares (the "Shares") of Common Stock. We sold 250,000 Shares at $12.50 per share to The State of Wisconsin Investment Board. We also sold 300,000 shares and 300,000 common stock purchase warrants ("Warrants") to LBI Group Inc., 40,000 Shares and 40,000 Warrants to Brown Simpson Strategic Growth Fund, L.P., and 260,000 Shares and 260,000 Warrants to Brown Simpson Strategic Growth Fund, Ltd. at a price of $13.50 for one Share and one Warrant. The Shares were registered as original equity issuances as part of this Registration Statement. The shares issuable upon exercise of the Warrants will be registered in a separate registration statement. See "Plan of Distribution."

     Our Common Stock is listed and traded on the Nasdaq National Market under the symbol "ABTX." The last reported sale price on December 7, 1998, was $12.5625 per share.
                           _________________________

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

                               December 8, 1998

ABOUT THIS PROSPECTUS SUPPLEMENT

    This Prospectus Supplement is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this process, we filed a Registration Statement and Prospectus on August 14, 1998, for which we filed supplements on September 2, 1998, September 4, 1998, October 15, 1998 and November 13, 1998. The Prospectus that we filed included a general description of the securities that we may offer at any time for two years from the original filing date. Whenever we sell any securities using this process, we must provide a supplement, like this one, that contains specific information about the securities we are selling and the terms of that sale.

     This Prospectus Supplement relates to shares of common stock that we are selling to certain investors who have entered into stock purchase agreements.

     To fully understand this offering, you should read this Prospectus Supplement, the Prospectus (and any other supplements) and the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.............................  -3-

RECENT DEVELOPMENTS AND WEB SITE DISCLOSURES....................  -5-

RISK FACTORS.................................................... -12-

USE OF PROCEEDS................................................. -19-

PRICE RANGE OF COMMON STOCK..................................... -20-

DIVIDEND POLICY................................................. -20-

DESCRIPTION OF CAPITAL STOCK.................................... -21-

PLAN OF DISTRIBUTION............................................ -23-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -24-

LEGAL MATTERS................................................... -24-

          Unless the context indicates otherwise, the terms the "Company" and "ABT," or references to "we," "us," and "our" in this Prospectus refer to AgriBioTech, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

          ABT is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with the Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov. You may find additional information about ABT at our Web site at http://www.agribiotech.com.

     This Prospectus Supplement and the Prospectus for which it provides additional information, are part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this Prospectus Supplement, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     (i) Our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 ("Form 10-K");

     (ii) Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1996 (as amended on July 12, 1996) and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998;

     (iii) The following Current Reports on Form 8-K (collectively, Forms "8-K") that we filed during the quarter ended September 30, 1998 and through November 30, 1998:

            - Dated October 30, 1996 and amended on January 13, 1997, February 17, 1998 and August 11, 1998
            -  Dated May 22, 1998 and filed August 11, 1998
            - Dated June 23, 1998 and filed on July 8, 1998 and amended on August 28, 1998
            - Dated August 28, 1998 and filed September 11, 1998 and amended November 12, 1998
            -  Dated June 30, 1998 and filed October 26, 1998
            -  Amendment filed August 11, 1998 to report dated May 15, 1997
            - Amendments filed August 11, 1998 and August 27, 1998 to report dated August 22, 1997
            -  Amendment filed August 11, 1998 to report dated January 6, 1998
            -  Amendment filed August 11, 1998 to report dated January 9, 1998
            - Amendments filed August 11, 1998 and September 4, 1998 to report dated January 26, 1998
            -  Amendments filed August 28, 1998 to report dated October 22,
               1997;

     (iv) The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information;

     (v) Our Proxy Statement dated January 20, 1998 for our Annual Meeting held on February 23, 1998; and

     (vi) All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this Prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this Prospectus) without charge.

     We have not authorized any person to give any information or to make any representations in connection with this offering other than those contained in this Prospectus Supplement and the Prospectus. You should not rely on any information or representations in connection with this offering other than the information or representations in this Prospectus Supplement and the Prospectus. The information in this Prospectus Supplement is correct as of the date of this Prospectus Supplement. You should not assume that there has been no change in the affairs of ABT since the date of this Prospectus Supplement or that the information contained in this Prospectus Supplement is correct as of any time after its date. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                 RECENT DEVELOPMENTS AND WEB SITE DISCLOSURES

RECENT DEVELOPMENTS

Acquistions & Disposition

     The Company signed letters of intent in connection with the following three acquisitions (the "Pending Acquisitions") described below, all of which the Company expects to close before March 31, 1999. Since each Pending Acquisition is subject to conditions and events which may not necessarily occur, no assurance can be given that any of the following acquisitions will be completed.

     The Company, in conjunction with Garst Seed Company, a member of Advanta Seeds Group, has agreed to purchase AgriPro Seeds, Inc. ("ABI"). ABT is purchasing the alfalfa business unit and the international sorghum business unit, while Garst is purchasing the business units relating to the sales of corn, soybeans, wheat, cotton, sunflowers and domestic sorghum. Closing of the acquisition is subject to negotiation of definitive agreements and regulatory approvals.

     The Company also agreed to acquire two additional businesses: Moore Seed Processors and Production Plus+. Moore, located in Grand Prairie, Alberta, Canada, is a leading handler of creeping red fescue. Production Plus+ is located in Plainview, Texas. They are a leading producer and distributor of forage and grain sorghum in the U. S. and Mexico.

     The Company has signed a Letter of Intent to sell the assets relating to the chemical and fertilizer division of Willamette Seed Company to Wilbur-Ellis Company. The division has approximately $20 million in sales and the purchase price will be approximately $10 million in cash for fixed assets, inventory and accounts receivable. The chemical and fertilizer division of Willamette Seed Company specializes in the distribution of chemicals and the manufacturing and distribution of fertilizer to farmers in the Willamette Valley of Oregon, many of whom are contract growers for turfgrass seed production.

Biotechnology

     On November 30, 1998, the Company announced it is opening a molecular biology and transformation laboratory at and in association with the University of Rhode Island ("URI"). Transformation refers to the tools to introduce functional foreign genes into plant species. The decision to begin research at the URI campus was made to take advantage of synergies that are expected to benefit both parties, including the university's new Environmental Biotechnology Initiative that is designed to build capacity for environmental and agricultural biotechnology in the university and the state through enhanced research investment, academic programs and links to the business community. Work at the ABT laboratory at URI will focus on forage and turfgrass seed species.

     The Company also announced the hiring of Dr. Albert Kausch, a leading molecular biologist and plant transformation expert. Dr. Kausch, formerly at a leading competitive biotechnology program, and most recently at the University of Connecticut, earned his advanced degrees in molecular, cellular and developmental biology at the Iowa State University, Ames, IA. He is the author of important published work in the areas of molecular biology and plant transformation. He is also the author or co-author of twelve patents in these areas.

     On December 1, 1998, the Company announced it had acquired a license to use whiskers transformation technology from Garst Seed Company (a member of the Advanta Group, with whom it has agreed to purchase ABI, as described above). With this license, the Company has acquired access to a technology which will give it "freedom to operate" for transformation of all turfgrass and forage species, the Company's strategic crop species. Whiskers is a unique transformation system developed in-house by Garst and for which Garst holds patent rights. The agreement is initially a research license for this technology with the right, at ABT's option, to enter into a commercial license.

Management

     Randy Ingram was elected Chief Financial Officer of the Company on November 2, 1998. Prior thereto, from September 1998, he served as a Vice President of the Company. From January 1996, until September 1998, Mr. Ingram was Head, Business Planning and Development at global headquarters of Novartis Seeds AG (Basel, Switzerland). Prior thereto, from March 1993, he served as Vice President of Finance and Chief Financial Officer at Northrup King Co., at the time an operating unit of Sandoz Seeds, Ltd. He is a Certified Public Accountant, with extensive postgraduate work in executive education at leading U.S. institutions.

     On August 5, 1998, Randy Ingram entered into an employment agreement with the Company terminable for cause (as defined) or without cause upon 10 working days' notice. If the agreement is terminated without cause, Mr. Ingram will receive 12 months salary as severance pay and be vested in the options which would otherwise have vested on the next anniversary of employment following such termination. The agreement contains a covenant by Mr. Ingram not to compete against the Company during the term and for a one-year period thereafter. If Mr. Ingram voluntarily terminates the agreement, Mr. Ingram would not be entitled to any compensation and not have any rights to exercise stock options exercisable upon termination. In the event there is a change in the Chief Executive Officer of the Company and at any time thereafter Mr. Ingram is either terminated or, in his sole determination, there is a significant change in his duties, responsibilities, or compensation, Mr. Ingram shall be vested in full in all stock options granted pursuant to his employment agreement and shall be entitled to receive his full compensation, less $1.00, and other employee benefits for two years from the date of termination or his determining that such a change has occurred. In addition, for a one-year period following the change of Chief Executive Officer, Mr. Ingram has the option to terminate the agreement without justification and be vested in his stock options, which would otherwise become vested on the next anniversary date of employment and receive his full compensation for one year following such termination.

     Mr. Ingram is currently receiving a salary of $150,000 per annum. He was granted stock options to purchase 250,000 shares of Common Stock exercisable at $15.5625 per share and vesting 50,000 shares upon signing of the employment agreement and 50,000 on each of the four subsequent anniversary dates.

Strategic Alternatives to Maximize Shareholder Value

     On October 8, 1998, the Company announced it had retained Merrill Lynch & Co. as its investment banker primarily to explore alternatives to maximize shareholder value and subsequently added Deutsche Bank Securities as an advisor for such transactions. The Company has said it is exploring all alternatives, including the option of a strategic equity partner or fund willing to acquire at least a 20% interest in the Company, up to a complete acquisition of the Company. The offering being made by this Prospectus Supplement is independent of the Company's efforts to issue stock to a strategic partner and is not contingent upon such transaction occurring.

WEB-SITE DISCLOSURES

     In the following paragraphs, the Company is disclosing information discussed in the Company's Web Site, including forward-looking information, that is not set forth in this Prospectus Supplement or incorporated by reference herein. Forward-looking and other statements in this section, as well as elsewhere in this Prospectus Supplement, reflect the good faith judgment of the Company's management, and were solely based on facts and factors known by the Company at the time such statements were made. Except where otherwise indicated, the following statements in this section have not been updated since they were made. Forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to such differences in results and outcome include without limitation, the Company's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, weather conditions, volatility of common stock prices, as well as those factors discussed under "Risk Factors" and elsewhere in this Prospectus Supplement and in any documents that are incorporated into this Prospectus Supplement by reference.

     The Company has made certain other forward-looking and other statements (the "Prior Statements") in prior versions of its Web Site which were included in registration statements filed previously with the Commission. The Prior Statements include: (a) Chairman's Update dated March 4, 1998; (b) Chairman's Update dated April 1, 1998; (c) Chairman's Update dated June 22, 1998; (d) Chairman's Update dated September 1, 1998; (e) Chairman's Update dated
October 9, 1998; and (f) Chairman's Letter to Shareholders dated November 10, 1998.

     The Company has deleted each of the Prior Statements in its entirety from its Web Site. As a result, the Prior Statements are deemed not incorporated by reference into this document and shall be deemed to be superseded for purposes of this registration statement, in accordance with the terms of Rule 412 promulgated under the Securities Act. The Company may make other Statements that are "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.

1997 ANNUAL REPORT TO SHAREHOLDERS

     The following section consists of statements from the Company's 1997 Annual Report to Shareholders, which is not a document incorporated by reference in this Registration Statement.

     (a)  Agribiotech Mission Statement. "To become the premier forage and
          -----------------------------
turfgrass seed company in the world, while also providing a full service seed product line. AgriBioTech, Inc. is committed to providing superior, value added seed varieties and superior service. The ultimate goal is to achieve a 45% market share in forage and turf seed by the year 2000 with annual revenues exceeding $500 million.

     (b)  Chief Executive Officer's Letter.
          --------------------------------

Dear Fellow Shareholders:

     "In 1995, we set out to consolidate two important seed sectors and gain 45 percent market share by the year 2000; we are 12 to 18 months ahead of our target schedule for achieving this goal. The annualized revenues from our completed acquisitions mean that today we are approximately double the size in market share of the second leading company. When pending acquisitions are closed, the Company's market share position will be roughly 3.5 times that of the largest competitive forage and cool season turfgrass seed company."

     "To date, the Company has maintained historical revenues while increasing same store sales by roughly 7 percent as a result of our consolidation strategy."

     "In Fiscal 1998, we expect to achieve full-year profitability because our Company now has a strong platform of research and development through traditional genetic breeding programs, seed processing plants, and national and international distribution and sales networks for most forage and cool-season turfgrass species."

     "We have strong management. We are number one in market share, and we have an industry-leading germplasm position. We expect continued growth in sales, assets and equity in 1998."

     "Respected and knowledgeable analysts predict that the agricultural biotechnology market will grow to $12 to $14 billion a year within seven to eight years."

     (c)  Industry and Strategy Review.
          ----------------------------

     Industry Overview. "Recently, however, margins in the industry have begun
     -----------------
to expand as increasingly larger and more sophisticated farmers and other users have moved away from public varieties toward higher yielding proprietary varieties. Proprietary varieties have desirable attributes such as improved nutritional quality and disease and insect resistance. Additionally, protection of intellectual property in the seed industry (variety rights) has recently been firmly established by federal legislation (1994) and an important and favorable U.S. Supreme Court ruling for seed companies (1995).

     Prior to the launch of ABT's acquisition plan in 1995, no seed company achieved the necessary size and scope of operations in the forage and turfgrass seed sectors to develop higher yielding and better performing proprietary varieties for national markets. The leading U.S. and global seed companies and industry players--Pioneer Hi-Bred International, Inc., DEKALB Genetics Corporation, Novartis AG, Delta and Pine Land Company, Monsanto Co., and The Dow Chemical Company--have focused on and invested in other important seed sectors like corn, cotton and vegetables. The leaders in these sectors have used investment in traditional seed breeding R&D and vertical integration to generate annual returns on equity in the 20 percent range, and because of their leadership positions, are now realizing sizable additional returns and profits due to the commercialization of higher-value biotechnology-based seed products."

     Biotechnology and Biotechnology Access. "The impact of biotechnology on the
     --------------------------------------
value of agricultural crops can be great. The soybean crop in the U.S. is a present day example of what can happen when value-added, biotechnology produced seeds are developed and marketed. Prior to the introduction of Roundup Ready(R) soybean seed in the U.S. (seed genetically engineered to be tolerant to a specific, efficacious and cost-effective herb icide) farmers spent between $800 and $900 million on soybean seed in the U.S. In 1998, 20-25 percent, of all U.S. soybean acres are expected to be planted with these seeds generating increased value for seed companies and the technology's owner of $200 to 250 million."

     (d)  Business Strategy and Operations.
          --------------------------------

     Management and Leadership. The Company announced that on January 1, 1998
     -------------------------
two key positions were filled, that of President and Chief Operating Officer and Vice President, Director of Research. The respective biographies of Kent Schulze, President, and Dr. Thomas B. Rice,

Vice President, appear in the Company's Proxy Statement dated January 20, 1998. See "Information Incorporated by Reference." This section includes the following biographies of various other employees which also appear in the Company's 1997 Annual Report to Shareholders, none of whom, except Dr. Rice, are executive officers of the Company.

     "Dr. Thomas B. Rice, Vice President, Director of Research, who will join the Company January 1, 1998 was formerly with DEKALB Genetics Corporation, where he served 10 years as Director of Research and subsequently as President and Chief Operating Officer of DEKALB Plant Genetics, a subsidiary. Tom was the architect of DEKALB'S highly successful biotechnology effort, starting at Pfizer in 1976 where he initiated, managed and directed the plant biotechnology effort. This program later became DEKALB's highly productive effort as a result of a joint venture with Pfizer. Tom's program developed the first genetically engineered corn and received the first product patents for corn, covering insect resistance (Bt), herbicide tolerance and improved nutritional quality. During his seed industry career, Tom has had direct management experience in the areas of international subsidiaries, strategic alliances, breeding and biotechnology R&D, intellectual property rights, strategic planning and technology transfer. He will lead ABT's R&D and biotechnology efforts to optimize the Company's planning and investments in this critical area and in exploring the possibilities associated with licensing in and/or collaborating in the development of biotechnology traits, products and processes. Tom received a Ph.D. in genetics from Yale University in 1973, and was a Post-Doctoral fellow of Brookhaven National Laboratory and a Research Associate at Michigan State University before joining Pfizer.

     Keith Sandberg, National Sales Director, was formerly Area Manager for the Central and Southern Regions of Cargill Hybrid Seeds, a division of Cargill, Inc., the largest privately owned company in the U.S. Keith was responsible for the sales and commercial development activities to support Cargill's corn, alfalfa and sorghum product lines. From 1987 to 1993, Keith was responsible for Sales, Sales Administration and Technical Services, Central and Southern Regions, for Cargill, based in Aurora, Illinois. Keith managed all sales and agronomy activities for Cargill's seed products in the Central and Southern regions, and had primary responsibilities for managing the integration of the seed brands PAG, Paymaster and Cargill. From 1981 to 1987, Keith managed North American Sales for the Paymaster Brand and had product line responsibility for Cargill's corn business in Canada.

     Bruce J. Ceranske, General Manager of W-L Research, was formally a District Sales Manager for all or parts of Wisconsin, Minnesota, Michigan and Iowa, for Cargill Hybrid Seeds based in Waupaca, Wisconsin since 1989. In addition, Bruce was selected to Cargill Hybrid Seeds Corn Business Management Team and Forage Management Team, which selected corn and alfalfa germplasm for production, and commercialization. Currently, Bruce is managing W- L Research, based in Evansville, Wisconsin. W-L Research is a world leading alfalfa research company with varieties marketed globally.

     Keith Flynn, Forage Business Unit Director, holds a BS degree in Plant Breeding & Genetics from the University of Reading, England. Keith was formerly Vice President of Alfalfa, Wheat and International (1994 to 1997) for Agripro Seeds, a wholly owned subsidiary of Helena Chemical Co. Keith directed three profitable business units with research, production, sales and marketing as direct reporting functions. From 1972 to 1994, Agripro Seeds and its predecessors were owned by Shell Oil and The Royal Dutch Shell Group. Keith held increasingly important positions in sales, marketing, product management and general management. He has extensive knowledge of both national and international seed business and brings 25 years of broad seed experience to ABT.

     Doug Elkins, Western Regional Sales Manager joined Germain's Seeds in 1978 as a Washington State Sales Representative. He was promoted to Sales Manager in 1980, to Division Manager in 1987 and to Chief Executive Officer in 1992. Prior to joining Germain's, Doug was employed at Ferry Morse Seed Company and Helena Chemical. He has 24 year of experience in the seed business and served as President of the Pacific Seed Association and currently serves as President of the California Seed Association and holds a position on the California Seed Advisory Board. As the Western Regional Sales Manager he has the primary responsibility and oversight of sales and marketing for the western region of ABT which includes Germain's Seeds and Hobart Seed Co.

     Greg S. Fennell started in the seed business as a shipping coordinator in 1979, became active in seed sales in 1980 and in 1986 co-founded Olsen Fennell Seeds, Inc. with James E. Olsen. They developed Olsen Fennell into an industry leading turf and forage seed company with revenues in excess of $35 million. Greg's primary responsibility at Olsen Fennell is income production where he dedicates most of his time to distributor sales and the creation and implementation of marketing plans for proprietary turf and forage grasses. He is responsible for international sales, and concentrates much of his domestic marketing efforts in the Midwestern and Southern states. Greg graduated from the University of Oregon with a major in Business Management.

     Greg McCarthy's career in the seed business began in 1976 as an agronomist and field representative for E.F. Burlingham & Sons. Greg is experienced in various aspects of seed management procurement and international sales. Greg and Doug Pope purchased Burlingham in 1994 and have guided the company into becoming an industry leading turf and grass seed research, production and distribution company with net sales in excess of $36 million. Greg is responsible for directing Burlingham's research and development department. He also is responsible for the procurement and purchasing of seed, including the program for production of proprietary seed varieties and maintaining relationships with seed growers. Greg graduated from Oregon State University with a major in Agronomic Crop Science.

     James E. Olsen started in the seed business in 1983 as a sales trainee at DM Combs, Co., and in 1986, co-founded Olsen Fennell Seeds, Inc. with Greg Fennell. They developed Olsen Fennell into an industry leading turfgrass and forage seed company with revenues in excess of

$35 million. James is responsible for oversight of all production contracts, grower relations and breeding work for Olsen Fennell Seeds. He also has responsibilities for domestic sales on proprietary products for both turfgrass and forage seeds. He graduated from Willamette University with a major in Philosophy.

     Michael Peterson, Ph.D., Director of Research, W-L Research, Inc., joined W-L Research, Inc. in 1982. His responsibilities include the coordination of all alfalfa breeding and product development activities at the four W-L alfalfa research stations. He is also responsible for technical product support for the W-L Research franchise and private label sales as well as coordination of all W-L contract and joint venture projects. He attended the University of California at Davis where he received a Bachelor of Science degree in Agronomy in 1978. Mike also attended the University of Minnesota where he received his Masters of Science and a Doctoral degree in Plant Breeding in 1982.

     Doug Pope started in the seed business in 1983 when he joined E. F. Burlingham & Sons. Prior to that he was an Account Executive for the Bell Telephone System. Doug and Greg McCarthy purchased Burlingham in 1994 and led it into becoming an industry leading turf and grass seed research, production and distribution company with revenues in excess of $36 million. Doug is the Chief Operating Officer of Burlingham and is responsible for domestic sales which includes program and product development for Burlingham's customer base. Doug oversee's the daily functioning of Burlingham including shipping and warehousing. Doug graduated from Penn State University with a major in finance.

     Functional Planning, Vertical Integration and Efficiencies.  "Market share
     ----------------------------------------------------------
at the acquired companies has been maintained. In fact, sales and revenues growth have been realized at certain, key combined operations. Improved customer service and a superior product offering, among other things, accounts for this and is indicative of what the Company intends to achieve and improve upon with other acquired businesses.

     Management believes that these planning, integration and optimization efforts are typical of others to come as the Company grows and builds upon its acquisition program success. Operationally, Management's plans are to increase the profitability of both the Company and its customers by implementing the [following strategies]."

                                 RISK FACTORS

     Before you invest in our Common Stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings.

     You should also be aware that this Prospectus Supplement contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this Prospectus Supplement reflect the good faith judgment of the Company's management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described below together with all of the other information included or incorporated by reference in this Prospectus Supplement before you decide to purchase shares of our Common Stock.

     Recent Rapid Growth; Ability to Manage Growth.  We have acquired all or
     ---------------------------------------------
part of 33 businesses in the forage and turfgrass seed sector since January 1, 1995 and currently intend to further expand current levels of operations. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. These factors have resulted in increased responsibilities for management personnel. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. In addition, successful expansion of our operations will depend on, among other things, our ability to attract, hire and retain skilled management and other personnel, secure adequate sources of seed on commercially reasonable terms and successfully manage growth. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K ("MD&A"), and "Description of Business - Acquisition Program" in the Form 10-K.

     Integration of Acquisitions.  Our future success depends upon our ability
     ---------------------------
to combine the operations of the businesses we have acquired and businesses we may acquire in the future into a vertically integrated company. This process is made more difficult by the fact that our subsidiaries are geographically disparate and represent the full spectrum of the forage and turfgrass seed production, processing, sales and distribution process, rather than just one component of this process. You should therefore evaluate our prospects in light of the problems, expenses, delays and complications associated with operating, managing and integrating a large group of diverse businesses. We may not be able to effectively integrate all of the businesses we have acquired or that we acquire in the future. If we cannot successfully integrate these businesses, our business, financial condition and/or operating results may be materially adversely affected. See "MD&A" and "Description of Business - Acquisition Program" in the Form 10-K.

     No Assurance of Future Acquisitions.  We have experienced significant
     -----------------------------------
growth in net sales, from approximately $26 million in the fiscal year ended June 30, 1996 ("Fiscal 1996") to $66 million in the fiscal year ended June 30, 1997 ("Fiscal 1997"), $205 million in the fiscal year ended June 30, 1998 ("Fiscal 1998") and pro forma net sales of approximately $409 million for Fiscal 1998, reflecting the disposition of the fertilizer division of Willamette Seed Company, but not including Pending Acquisitions. This growth was primarily a result of the businesses that we have acquired. Our future growth depends upon our ability to continue to make acquisitions, and to increase sales from existing operations. We may not be successful in doing either.

     While we have been able to acquire 33 businesses since January 1995, we may not make as many acquisitions in the future. We are unable to predict whether and when any prospective business will become available or the likelihood that any acquisition will be completed. We also may, in certain circumstances, compete for businesses with entities that have substantially greater resources than we do.

     Potential Liabilities Associated with Acquisitions.  The businesses that we
     --------------------------------------------------
have acquired may have existing liabilities that we did not discover or may have been unable to discover during our pre-acquisition investigation. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. In addition, environmental laws or regulatory requirements may change in the future with retroactive effect. If that were to happen, we could have liabilities that result from the conduct of prior owners of the property. Any indemnities or warranties that we receive from prior owners may not fully cover such liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or for other reasons. If we are held responsible for liabilities from acquired businesses, our operations may be materially adversely affected.

     Development of New Products.  We are developing new, genetically superior
     ---------------------------
forage and turfgrass varieties. We believe that the development and marketing of these elite varieties will play a key role in our success. There can be no assurance that we will successfully develop genetically superior strains either through our own efforts or with industry partners. If we are not able to develop and successfully market new product lines, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the Form 10-K.

     Market Acceptance.  Even if we are successful in developing genetically
     -----------------
superior forage and turfgrass varieties, there can be no assurance that there will be a market for such products. Even if a market for these products develops, there can be no assurance that we will recoup the costs associated with developing and marketing them. If we cannot effectively market new products we develop at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Reliance on Patents and Proprietary Rights.  We own the proprietary rights
     ------------------------------------------
to a number of forage and turfgrass species that are protected under the Plant Variety Protection Act ("PVPA") and are seeking to acquire and/or develop other PVPA protected varieties. The PVPA prohibits others from selling seed of proprietary varieties for 20 years. However, these proprietary rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their proprietary rights. We may incur substantial costs in asserting our proprietary rights against others, and/or defending any infringement suits brought against us by others. The proprietary rights we own may not provide us with a competitive advantage. It is also possible that our competitors possess protected varieties that perform better than ours. See "Description of Business--Proprietary Rights" in the Form 10-K.

     Access to Biotechnology.  Breakthroughs in biotechnology have led to the
     -----------------------
introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. By introducing specialized seeds developed through biotechnology, companies in these seed sectors have improved margins and increased profitability. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. This in turn will allow improved margins and greater profitability for forage and turfgrass seed companies. Our objective is to become the licensee or partner of choice in our seed sector for owners of value-added genetic traits developed through biotechnology. If we cannot license value-added genetic traits, or if we cannot develop and market commercially viable products from such licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business-- Proprietary Rights" in the Form 10-K.

     Competition.  The seed industry and the field of agricultural technology
     -----------
are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn (Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation), cotton seed (Delta and Pine Land Company) and other grain crops. Each of these competitors has national brand name acceptance. In the past, these companies have treated forage and turfgrass seeds as ancillary crops.
This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses. However, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family owned businesses that are strong competitors in small geographic areas. In the cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector. Accordingly we compete with, and expect to continue to compete with, companies with substantially greater financial, marketing, personnel and research and development resources. We may not be able to compete successfully against such companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit.  Over the life of
     ------------------------------------------------------
the Company, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and Fiscal 1998 was our first profitable year. We had an accumulated deficit of $11,704,613 through September 30, 1998.

     Substantial Indebtedness; Effects of Financial Leverage.  We have
     -------------------------------------------------------
indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. As of September 30, 1998, we had an aggregate of approximately $124 million of short-term debt and long-term obligations outstanding. We have a revolving credit facility (the "Revolving Credit Facility") under which we may incur up to $100 million of indebtedness (subject to a borrowing base computation and compliance with certain financial covenants). As of November 27, 1998, we have borrowed approximately $89.9 million under the Revolving Credit Facility and $4.0 million was available to be borrowed.

     The degree to which we are leveraged could have important consequences to you. For example: (i) our level of indebtedness could make it more difficult to satisfy our debt repayment obligations; (ii) our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;
(iii) a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes; (iv) our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired; (v) our leverage position and covenants contained in the Revolving Credit Facility could limit our ability to expand, compete and make capital improvements; and (vi) our borrowings under the Revolving Credit Facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the Revolving Credit Facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. Our cash flow from operations has not been sufficient to meet our debt service obligations without additional equity and debt financings. We may not have sufficient funds in the future to meet our obligations under the Revolving Credit Facility and any other indebtedness that we may incur. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital, including this offering. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Restrictions Imposed by Terms of Certain Indebtedness.  The Revolving
     -----------------------------------------------------
Credit Facility contains certain restrictive covenants that limit us in many ways. These restrictive covenants may significantly limit or prohibit us from incurring indebtedness, making prepayments of certain indebtedness, paying dividends, making investments, engaging in certain transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The Revolving Credit Facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests.
Our ability to comply with these restrictions and to meet those financial ratios and financial condition tests can be affected by events and factors beyond our control (e.g., the general economy and the weather). A breach of any of these covenants could constitute an event of default under the Revolving Credit Facility.

     Our obligations under the Revolving Credit Facility are secured by substantially all of our assets, except fixed assets and real estate. If there were an event of default under the Revolving Credit Facility, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If this were to happen we might not be able to repay the amount owed plus our other debt obligations. If we were unable to repay those amounts, the lenders under the Revolving Credit Facility could proceed to foreclose their security interest in the collateral securing the indebtedness. See "MD&A."

     Need for Additional Capital.  Our capital requirements have been and are
     ---------------------------
expected to remain significant. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, the time and cost involved in integrating completed acquisitions, and our success at expanding existing operations. We need the proceeds of this offering and other capital to fund acquisitions and to repay $30 million principal amount of interim bridge financings due at the end of 1998. We have reached an agreement in principle, however, to extend repayment of $15 million of the bridge financings to March 31, 1999. After the bridge financings are repaid we believe that we will have funds available under the Revolving Credit Facility to fund operations through June 30, 1999 for acquisitions completed through September 30, 1998. However, we may need to seek an increase in or an alternative to the Revolving Credit facility to finance increased operating needs resulting from unexpected changes in seasonality or weather patterns, or if acquisitions are completed more rapidly than anticipated. If we are unable to obtain additional capital, we will be unable to fund additional acquisitions and expand our operations. In that case, we may have to delay or abandon certain development and expansion plans. See "MD&A."

     Dependence on Key Personnel.  Our success depends in large part on the
     ---------------------------
efforts, abilities and expertise of Dr. Johnny R. Thomas, Chief Executive Officer, and the four other executive officers. The loss of any of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. We have obtained a key-man life insurance policy in the amount of $3 million on the life of Dr. Thomas. Our prospects also depend upon our ability to attract and retain qualified marketing, financial, management information system, and other technical personnel. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the Form 10-K.

     Cyclical Nature of Agricultural Products.  Most agricultural products,
     ----------------------------------------
including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. This, in turn, could result in large fluctuations in our results of operations between quarters. See "MD&A-- Seasonality of Business and Quarterly Comparisons" in the Form 10-K.

     Seasonality of Quarterly Results.  Our sales are subject to wide seasonal
     --------------------------------
fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period. Quarterly results also do not indicate the results that may be expected for the entire year. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the Form 10-K.

     Government Regulation.  Our operations are directly and indirectly subject
     ----------------------
to various Federal and state environmental controls and regulations. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be promulgated at any time. If existing environmental regulations are changed, or additional laws or regulations are promulgated, the cost of complying with those laws may be substantial.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency (the "EPA"), and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.  As of November
     --------------------------------------------------------
30, 1998, we had 40,111,978 shares of Common Stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. All but approximately 1,000,000 of these restricted shares have been registered for resale under the Securities Act. We also have approximately 8.9 million shares of Common Stock available for issuance without restriction upon exercise of outstanding options. We cannot predict what effect sales of these shares may have on the existing market price of our Common Stock. It is possible that the sale of these shares, or even the potential for such sales, may have a depressive effect on the price of our Common Stock in the public trading market. Any such depressive effect could impair the Company's ability to raise additional equity capital.

     Public Market Risks; Possible Volatility of Securities Prices.  The market
     -------------------------------------------------------------
price for our securities has been and may continue to be volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. If, in some future quarter, our operating results are below the expectations of these analysts, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. See "Market for Common Equity and Related Stockholder Matters" in the Form 10-K.

     Immediate Substantial Dilution.  Net tangible book value per share is equal
     ------------------------------
to the total tangible assets of a company less total liabilities divided by the number of shares of common stock outstanding. Because our present stockholders acquired their shares of Common Stock at costs substantially less than the price that you will pay in this offering, if you purchase Common Stock in this offering, you will incur an immediate and substantial dilution in pro forma net tangible book value per share. This means that the net tangible book value per share of our Common Stock is less than the price you paid.

     Management Information Systems and the Year 2000 Risks.  Because of the
     ------------------------------------------------------
large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Our preliminary assessment of these systems is that they generally are not Year 2000 compliant. Local area networks (LANs), desktop hardware, and desktop operating systems in some cases also are not compliant. Although we have determined that some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems into one company-wide system, we have contracted for software, hardware and consulting services to implement an enterprise resource planning ("ERP") system. The ERP system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and LAN systems will be converted either through normal attrition or through the ERP system implementation. We expect the cost of this implementation to be approximately $6 million, including internal costs for personnel, training, supplies, travel and equipment. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the ERP system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. If we cannot complete the ERP system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."

                                USE OF PROCEEDS

     The Company will use the net proceeds from this offering for working capital and to reduce the balance due under the Company's short-term indebtedness, including the $15 million bridge loan due December 31, 1998 under its Revolving Credit Facility. As of November 27, 1998 the Company had borrowed approximately $89.9 million, including the bridge loan, under its Revolving Credit Facility. Such debt has interest at an average rate of 9.97%.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the Common Stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.

                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10  1/2   $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1997-November 30, 1998......   $17 3/16   $ 8 15/16

     As of November 30, 1998, the Company had 479 record holders of its Common Stock and reasonably believes, based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock. The Company and its Board of Directors currently intend to retain any earnings for use in the operation and expansion of the Company's business and do not anticipate paying any dividends on the Common stock for the foreseeable future. The Company's Revolving Credit Facility prohibits the payment of cash dividends without the lenders' approval.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

         The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock").

COMMON STOCK

         The Company is authorized to issue 75,000,000 shares of Common Stock, $.001 par value per share, of which 40,111,978 shares were issued and outstanding as of November 30, 1998. All of the outstanding shares of Common Stock and those issuable upon completion of this offering, are and will be, duly authorized, validly issued, fully paid and non-assessable. Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. Holders of shares of Common Stock are entitled to receive such dividends as may be declared on Common Stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets of the Company available upon liquidation subject to rights of creditors and any shares of Preferred Stock. The holders of shares of Common Stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the Common Stock outstanding are able to elect all directors. The current officers and directors beneficially held 5,107,975 (12.7%) of the shares outstanding and 7,762,975 shares or (16.2%), after giving full effect to the exercise of their respective options exercisable within 60 days of November 30, 1998.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.001 par value per share. As of the date hereof, the Company had no shares of Preferred Stock issued and outstanding.

         The Preferred Stock may be divided by the Company's Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of Preferred Stock and to fix the number of shares of any such series without any further vote or action by stockholders. The Company has no present plans, proposals, commitments or arrangements to issue any additional shares of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. Although the Preferred Stock may be used for any lawful purpose, the Company has agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the Company without the approval of the Company's stockholders.

REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for the Company's Common Stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                             PLAN OF DISTRIBUTION

         All of the Shares being offered by this Prospectus Supplement are being sold by the Company to the investors who purchased the Shares from the Company on December 4 and 7, 1998, pursuant to Securities Purchase Agreements to sell an aggregate of 850,000 shares of Common Stock. We sold 250,000 Shares to the State of Wisconsin Investment Board. We also sold 300,000 Shares and 300,000 Warrants to LBI Group Inc., 40,000 Shares and 40,000 Warrants to Brown Simpson Strategic Growth Fund, L.P. and 260,000 Shares and 260,000 Warrants to Brown Simpson Strategic Growth Fund, Ltd. The Shares have been registered pursuant to the Company's Registration Statement on Form S-3 (No. 333-61127) of which the Prospectus Supplement forms a part. Accordingly, the Shares that will be issued hereunder are freely tradeable and may be resold by the investors without restriction. The shares issuable upon exercise of the Warrants will be registered in a separate registration statement.

         The investors and/or their assignees, transferees, intermediaries, donees, pledgees or other successors in interest through whom the investors Shares are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the Shares offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the Shares also may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of the Shares purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act.

                    COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of the Company's Common Stock and individual members of the firm own additional shares of Common Stock.